[Ober|Kaler Letterhead]

February 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

ATTN: Mr. Michael F. Johnson

Re:	Howard Bancorp, Inc.

Registration Statement on Form S-1

Filed November 28, 2011

File No. 333-178204

Dear Mr. Johnson:

On behalf of Howard Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company has authorized us to make the various factual representations contained in this letter.

Enclosed are two copies of the Amendment, one of which is marked to show changes from the original filing. For your convenience, each of the comments set forth in your letter dated December 23, 2011 is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

General

1.	We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure in an amendment as soon as practicable.

We expect to include a price range and information dependent on the mid-point of the price range, including information that may not be omitted under Rule 430A, in the next amendment to the Registration Statement.

U.S. Securities and Exchange Commission
February 13, 2012

2.	Please file your remaining exhibits with your next amendment; we will need sufficient time to review them prior to any desired effective date.

We have filed the remaining exhibits with the Amendment, except for the form of Agency Agreement to be entered into between Griffin Financial Group, LLC (“Griffin”) and the Company, which has not yet been finalized. We anticipate filing the form of Agency Agreement with the next amendment to the Registration Statement.

3.	We note the concurrent private placement you reference on the cover page of the prospectus; please provide your analysis as to why this offering should not be integrated with this public offering.

We note that SEC Release No. 33-8828 (August 3, 2007) (the “Release”) provides guidance on the integration of concurrent public and private offerings. We further note that Question 139.25 of the Staff’s Compliance Disclosure and Interpretations (“Question 139.25”) provides that “in the specific situation of concurrent public and private offerings, only the guidance set forth in [the Release],” as opposed to the five-factor integration test set forth in Rule 502(e) adopted under the Securities Act of 1933 (the “Securities Act”), applies in analyzing potential integration issues in the context of concurrent private and public offerings. As set forth in the Release and Question 139.25, this analysis focuses on how investors in the private placement are solicited, and whether they are solicited by the registration statement filed for the public offering “or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”1

In this case, each of the prospective investors in the private offering is being solicited through direct contact by Griffin, a registered broker-dealer that is acting as the Company’s financial advisor and is offering and selling the common stock on the Company’s behalf in the private offering. The prospective investors are institutional investors with whom Griffin has a pre-existing relationship as a result of the potential investors’ previous investments through Griffin or previous contacts in connection with other potential investments. Griffin has represented to us that a registered representative of Griffin has had a relationship with each such prospective investor for at least five years. Persons who do not have a pre-existing relationship with Griffin will not be permitted to invest in the private offering.

The Release provides that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or director contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”2

_____________________

1 Question 139.25

2 Release, Section II.C.

U.S. Securities and Exchange Commission
February 13, 2012

As detailed above, prospective investors in the private placement will be solicited through direct contact outside of the Registration Statement for the rights offering and public re-offer. In addition, the prospective investors are accredited investors and the private offering will otherwise comply with Rule 506 under the Securities Act. Therefore, based on the guidance outlined in the Release and in Question 139.25, we do not believe that the private offering referred to on the cover page of the registration statement should be integrated with the public offering.

Questions and Answers About the Rights Offering

What is the public offering of unsubscribed shares?, page 7

4.	We note that shares of common stock that remain unsubscribed at the expiration of the rights offering will be offered to the public in a public offering. On the cover page you refer to this as the public offering, yet in this section you refer to it as the public re-offer. Please revise your filing to choose one name to refer to the sale of unsubscribed shares

In accordance with the Staff’s comment, we have revised the Amendment to consistently refer to the public offering of the unsubscribed shares as the “public re-offer.”

Nonperforming and Problem Assets, page 54

5.	Please revise the table on page 55 to clarify that the troubled debt restructure loans (TDR) separately disclosed in the table only represent accruing TDR’s. Also, please quantify the amount of TDR’s included in the non-accrual section for each period presented.

We have revised the disclosure in accordance with the Staff’s comment. Please see page 55 of the Amendment.

Certain Relationships and Related Transactions, page 97

6.	Please revise your filing to disclose the names of the organizing directors and “certain other organizing investors” that purchased the 238,750 shares, along with each person’s approximate interest in the transaction. Refer to Item 404 of Regulation S-K.

We have revised the disclosure in accordance with the Staff’s comment. Please see pages 97-98 of the Amendment.

U.S. Securities and Exchange Commission
February 13, 2012

Note 1: Summary of Significant Accounting Policies – Allowance for Credit Losses, page F-9

7.	You disclose that credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. Please revise to disclose the fixed-dollar amount and the internal credit rating related to specific credit allocations.

We have revised the disclosure to clarify that “[t]he credit allocations are based on a regular analysis of all loans regardless of size where the internal credit ratings classify the loan as substandard or lower.” Please see page F-9 of the Amendment.

8.	You disclose that the specific component of the allowance for credit losses also includes management’s determination of the amounts necessary given concentrations and changes in portfolio mix and volume. Please explain to us in detail and revise your disclosure to clarify how concentrations and changes in portfolio mix and volume are allocated to specific loans. Additionally, this disclosure does not appear to be consistent with your calculation of the specific allowance as disclosed on pages 57 and 58.

We have removed this sentence from the prospectus as it was an error. Please see the second paragraph of “Allowance for Loan Losses” on pages F-9 – F-10 of the Amendment.

9.	You disclose that the nonspecific portion of the allowance considers current risk factors that may not have yet manifested themselves in the Bank’s historical loss factors used to determine the specific component of the allowance. Please explain to us in detail and revise your disclosure to clarify how historical loss factors are incorporated in the specific component and allocated to specific loans. Additionally, this disclosure does not appear to be consistent with your calculation of the specific allowance as disclosed on page 57 and 58.

We have corrected the disclosure to indicate that it is the nonspecific portion of the allowance that considers these factors. Please see page the third paragraph of “Allowance for Loan Losses” on page F-10 of the Amendment.”

10.	Please revise to clarify your disclosure of your allowance for credit loss methodology. As noted in the above comments, the disclosure of your specific component contains aspects that generally are associated with the nonspecific component. In addition, your disclosure should:

a.	Specify, by portfolio segment if different, how many years of historical losses you use in your nonspecific methodology and discuss any changes made during the periods presented.
b.	Present additional granularity regarding how the factors you identify, other than historical losses, are incorporated in your methodology. For example, explain how you quantify the factors (individually, in total, etc.) and how you incorporate this quantification in your methodology (adjust historical losses at the portfolio segment level, apply an adjustment to the overall portfolio, etc.).

U.S. Securities and Exchange Commission
February 13, 2012

c.	Discuss the amount of the allowance for credit losses that is attributable to factors other than historical losses as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.
d.	Be consistent with the detailed disclosure of your allowance for credit loss methodology as disclosed on pages 57-60.

We have revised the disclosure in accordance with the Staff’s comment. Please see pages F-9 – F-10 of the Amendment.

11.	Please revise to disclose qualitative information about how TDR’s and defaulted TDR’s are factored into the determination of the allowance for credit losses. Refer to ASC 310¬10-50-33(b) and 310-10-50-34(b).

We have revised the disclosure in accordance with the Staff’s comment. Please see the following language on pages F-9 – F-10 of the Amendment:

Loans classified as Troubled Debt Restructurings (TDRs) are bifurcated into the amount of TDRs which are (a) where the Bank has ceased the accrual of interest, and utilizes the specific approach, and (b) the portion of TDRs which are performing according to their modified terms, and are included with other performing loans utilizing the nonspecific methodology.

Note 6 – Credit Quality Assessment, page F-15

12.	Please revise to disclose for each class of financing receivable the recorded investment in impaired loans for which there is a related allowance for credit losses and the recorded investment for which there is no related allowance for credit losses as of each balance sheet date presented. Refer to ASC 310-10-50-15(a)(3)(i) and (ii). See ASC 310-10-55-10 for example disclosure.

We have revised the tables in accordance with the Staff’s comment. Please see page F-21 of the Amendment.

13.	Please revise to disclose for each class of financing receivable the unpaid principal balance of impaired loans. Refer to ASC 310-10-50-15(a)(4). See ASC 310-10-55-10 for example disclosure.

We have revised the tables in accordance with the Staff’s comment. Please see page F-22 of the Amendment.

U.S. Securities and Exchange Commission
February 13, 2012

14.	Please revise to disclose for each class of financing receivable the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each income statement period. See ASC 310-10-55-10 for example disclosure.

We have revised the tables in accordance with the Staff’s comment. Please see page F-22 of the Amendment.

15.	We note your disclosure related to TDR’s not performing in accordance with modified terms. We also note that ASC 310-10-50-34 requires you to disclose the type and amount of TDR’s that have defaulted within the previous 12 months for each income statement period. Please revise to disclose this information or to clarify that no amounts have defaulted during the periods presented.

We have revised the disclosure in accordance with the Staff’s comment. Please see the following language on page F-24:

There were no recorded losses or defaults on loans that have been classified as Troubled Debt Restructurings during the nine months ended September 30, 2011, or for the year ending 2009, while a loss of $120,000 was recorded in 2010 for one loan classified as a Troubled Debt Restructuring.” Please see page [F-23] of the Amendment.

16.	Please revise your analysis of past due loans table on page F-19 to clearly disclose the recorded investment in nonaccrual financing receivables by class of financing receivable. Refer to ASC 310-10-50-7(a).

We have revised the tabular disclosure to break out TDRs and nonaccrual loans. Please see page F-21 of the Amendment.

17.	We note your disclosure that you may establish a specific reserve or record a partial charge-off on impaired loans. Please revise to discuss the facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve. Also, discuss how partial charge-off s impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-offs lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loan losses as a percentage of nonperforming loans as compared to if you recorded specific reserves.

We have revised the disclosure in accordance with the Staff’s comment. Please see the second full paragraph on pages F-18 – F-19 of the Amendment, which reads as follows:

All loans that are considered impaired are subject to the completion of an impairment analysis. This analysis highlights any potential collateral deficiencies. If the net realizable value of the collateral, less selling costs, results in a shortfall when compared to the carrying amount of the loan, a specific reserve is established for the amount of the shortfall. If in the future, additional information becomes available concerning the value of the collateral, adjustments may be made to the specific reserve. When the impairment analysis indicates that the portion of the loss has been confirmed, a charge-off is taken and the loan is written down to its realizable value and the amount of the charge-off is then included in the historic loss experience and therefore impacts the calculation of the allowance for credit losses on the nonspecific portion of the allowance calculation. For a loan with a specific reserve, the total amount of the loan is classified as a non-accrual loan, even though a specific reserve has been taken for that loan. This reserve increases the amount of the allowance, and thus increases the ratio of the allowance to total loans outstanding. However when this specific reserve is charged off, the loan amount is reduced which reduces the amount of non accrual loans. This also reduces the associated reserve and therefore, the ratio of the allowance to total loans outstanding is reduced.

U.S. Securities and Exchange Commission
February 13, 2012

18.	We note your disclosure that one restructured credit of $2.8 million was no longer considered impaired at December 31, 2010.
a.	Please tell us the relevant facts and circumstances related to your decision to no longer consider this loan as impaired or as a TDR.
b.	Please tell us in detail how you determined that the restructuring agreement specified an interest rate equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.
c.	Please tell us if the loan would have met your underwriting standards for a new loan at the time it was restructured.

The reference that the loan is no longer considered impaired has been removed as the Company will receive cash flow payments that are less than what would have been received under the original terms of the loan agreement. The loan was restructured in December 2009 prior to its maturity date, where the borrower’s effective rate for the entire term of the loan was reduced from 6.10% to 5.87% with principal curtailments continuing under the original term. This reduction in rate was a reflection in the decline in market rates since the origination date of the loan. The restructured term allowed for a temporary, 18 month reduction of interest rate to coincide with the project’s stabilization period. The rate then adjusted to 7.25%, which was in excess of then current market rates for commercial real estate loans of similar size and type and with comparable risk. The loan continues to perform under the modified terms. Given the effective rate over the entire term of the loan and the risk associated with this loan, this loan would have met our underwriting standards at the time it was restructured and yielded a market rate for loans with similar credit risk.

* * * * *

U.S. Securities and Exchange Commission
February 13, 2012

We believe that this amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif
Penny Somer-Greif

cc: Mary Ann Scully

Howard Bancorp, Inc.